SEC Mail Processing Section
MAR 04 2019
Washington DC
413

19006238

DB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mulligan Investment Bankers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1548 E. Ocean Blvd
(No. and Street)

Newport Beach (City) CA (State) 92661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney, 760-815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd. Suite 201 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Brian C. Mulligan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mulligan Investment Bankers, LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON RAY
COMMISSION #2254143
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
Commission Expires August 28, 2022

Brian C Mulligan
Signature

CEO
Title

Allison Ray
Notary Public

(SEE ATTACHED CALIFORNIA ACKNOWLEDGMENT)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of LOS ANGELES }

On 3·1·2019 before me, ALLISON RAY, NOTARY PUBLIC,
(Here insert name and title of the officer)

personally appeared BRIAN C. MULLIGAN,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Allison Ray [signature]

Notary Public Signature (Notary Public Seal)

ALLISON RAY
COMMISSION #2254143
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires August 28, 2022

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

OATH AND AFFIRMATION
(Title or description of attached document continued)

Number of Pages 2 Document Date________

CAPACITY CLAIMED BY THE SIGNER

- [X] Individual (s)
- [ ] Corporate Officer

____
(Title)

- [ ] Partner(s)
- [ ] Attorney-in-Fact
- [ ] Trustee(s)
- [ ] Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Mulligan Investment Bankers, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Mulligan Investment Bankers, LLC

Independent Auditor's Opinion

For the Year-ending December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Mulligan Investment Bankers, LLC
466 Foothill, Ste. 377
La Canada CA 91011

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Mulligan Investment Bankers, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Mulligan Investment Bankers, LLC auditor since 2018

Sugar Land, TX

February 28, 2019

Mulligan Investment Bankers, LLC

Financial Statements

For the Year-ending December 31, 2018

Mulligan Investment Bankers, LLC
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

Assets

Cash	$	68,469
Prepaid expenses		127
Furniture and equipment net of accumulated depreciation of $681		2,724
Total assets	$	71,320

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	3,889
Total liabilities		3,889

Member's equity

Member's equity		67,431
Total member's equity		67,431
Total liabilities and member's equity	$	71,320

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Operations
As of and for the Year-Ended December 31, 2018

Revenues	
Interest Income	$ 5
Total revenues	5
Expenses	
Adminstrative fees	201
Compliance expense	1,605
Depreciation expense	681
Professional expense	26,750
Regulatory fees	3,221
Other operating expenses	2,238
Total expenses	34,696
Net (loss) before income tax provision	(34,691)
Income tax provision	1,100
Net (loss)	$ (35,791)

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Cash flow from operating activities:		
Net (loss)		$ (35,791)
Depreciation		681
Adjustments to reconcile net income (loss) to net		
Cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expenses	$ 1,338	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	815	
Total adjustments		2,153
Net cash provided by (used in) operating activities		(32,957)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member's contributions	71,100	
Net cash provided by (used in) financing activities		71,100
Net increase (decrease) in cash		38,143
Cash at beginning of period		30,326
Cash at end of period		$ 68,469
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ 5	
Income taxes	$ 1,100	

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Changes in member's equity
As of and for the Year-Ended December 31, 2018

		Member's Equity
Balance at January 1, 2018	$	32,122
Member's contributions		71,100
Net (loss)		(35,791)
Balance at December 31, 2018	$	67,431

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

Note 1 – Organization and Nature of Business

Mulligan Investment Bankers, LLC ("Company") is a limited liability corporation ("LLC") formed on March 11, 2015 in the State of Delaware. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is wholly owned by the Brian and Victoria Mulligan Living Trust ("the Trust") and operates in Newport Beach, California.

The Company was approved to transact business as of February 24, 2016, and generated no revenue during its first year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received an initial capital contribution from the owner to maintain ongoing operations for the first three years of operations.

The Company conducts the following types of business as a securities broker-dealer:

- Private Placements
- Mergers and Acquisitions
- Investment Banking
- Underwriter or Selling Group Participant (corporate securities other than mutual funds)
- Fairness Opinions

Note 2 – Significant Accounting Policies

Basis of Presentation –

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Mulligan Investment Bankers, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these

Note 2 – Significant Accounting Policies (continued)

financial statements. The Company is subject to a California limited liability company gross receipts fee, with a minimum annual fee of $800. The Company is subject to a Delaware limited liability company fee of $300. The total taxes paid by the Company in 2018 was $1,100.

Income Taxes -

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018,

Fair Value Measurements on a Recurring Basis as of December 31, 2018:

	Level 1	Level2	Level 3	Total
Cash and equivalent	$68,469	$	$	$68,469

Note 4 – Related Party

At December 31, 2018, there was no money due to trust representing a reimbursement of expenses paid on behalf of the Company. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2018, there was $1,139 due to a related party entity solely owned by Brian C. Mulligan for reimbursement of payment made on behalf of a broker-dealer expense.

Note 5 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Mulligan Investment Bankers, LLC

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ending December 31, 2018

Mulligan Investment Bankers, LLC
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	67,431
Non-Allowable Assets	$	2,851
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	64,580

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	259
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	59,580

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	3,889
Percentage of Aggregate Indebtedness to Net Capital		6.02%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	64,580
Adjustments		
Increase (Decrease) in Equity	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	64,580
Reconciled Difference	$	-

Mulligan Investment Bankers, LLC
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $64,580 which was $59,580 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.02%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Mulligan Investment Bankers, LLC

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on Mulligan Investment Bankers, LLC's Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Brian C. Mulligan
Mulligan Investment Bankers, LLC
466 Foothill, Ste. 377
La Canada, CA 91011

Dear Brian C. Mulligan:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mulligan Investment Bankers, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Mulligan Investment Bankers, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mulligan Investment Bankers, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mulligan Investment Bankers, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

February 28, 2019

Mulligan Investment Bankers, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Mulligan Investment Bankers, LLC
466 Foothill, Ste. 377
La Canada, CA 91011

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mulligan Investment Bankers, LLC;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Brian C. Mulligan
CEO
Mulligan Investment Bankers, LLC

Mulligan Investment Bankers, LLC - (626) 379-2649 -
bri@mulliganinvestmentbankers.com